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December 9, 2019

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Post-Effective Amendment No. 977 to the Registration Statement on

Form N-1A of BlackRock FundsSM (the “Trust”) relating to

BlackRock Technology Opportunities Fund (the “Fund”)

Dear Mr. Grzeskiewicz:

On behalf of the Fund, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 977 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on December 9, 2019.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by John Grzeskiewicz of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 20, 2019 regarding the Fund’s Post-Effective Amendment No. 964 to its Registration Statement filed with the Commission on October 10, 2019 for the purpose of registering a new share class of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

December 9, 2019

immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1:     Please provide the completed Fee Table and Expense Example supplementally to the Staff one week prior to going effective.

Response:    The completed Fee Table and Expense Example were provided supplementally to the Staff on December 3, 2019.

Prospectus: Fees and Expenses of the Fund

Comment 2:    The Staff notes that footnote 4 to the Fee Table in the prospectus states that “The Fund may have to repay some of these waivers and/or reimbursements to BlackRock in the following two years.” The Staff requests that the Fund confirm that the Fund may only make repayments to the investment adviser of amounts waived and/or reimbursed by the investment adviser if such repayments do not cause the Fund’s net expense ratio, taking into account such repayments, to exceed either: (i) the Fund’s expense cap in place at the time such waivers and/or reimbursements were made; or (ii) the Fund’s current expense cap at the time of such repayment.

Response:    As disclosed in a supplement to the prospectuses for the currently effective share classes of the Fund, effective December 1, 2019, the repayment arrangement between the Fund and its investment adviser pursuant to which the Fund may be required to repay amounts waived and/or reimbursed under the Fund’s contractual caps on net expenses will be terminated. Accordingly, references to such repayment arrangement in the Fund’s Class K Shares prospectus have been deleted.

Prospectus: Principal Risks of Investing in the Fund

Comment 3:     The Staff notes that the risk factors are in alphabetical order. The Staff suggests that the Fund consider changing the order of the risk factors so that the most important risks of investing in the Fund are listed toward the beginning of the risk factors.

Response:     The Fund has considered the Staff’s comment and has determined to keep the order of the risk factors in alphabetical order, so that the risk factors match those included in the prospectuses for the currently effective share classes of the Fund. The Fund also notes that it has included the following disclosure in the sections entitled “Fund Overview – Principal Risks of Investing in the Fund” and “Details About the Fund – Investment Risks”:

December 9, 2019

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn

Jessica Herlihy

John A. MacKinnon